Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-218688

Aberdeen Standard Silver ETF Trust

(the “Trust”)

Supplement dated March 29, 2019 to the Prospectus dated June 28, 2017

This Supplement dated March 29, 2019 amends and supplements the prospectus for the Trust dated June 28, 2017, as supplemented to date (the “Prospectus”), and should be read in conjunction with, and must be delivered with, the Prospectus.

Effective March 29, 2019, JPMorgan Chase Bank, N.A. replaces HSBC Bank plc as the custodian of the Trust. Accordingly, effective March 29, 2019, all references in the Prospectus to HSBC Bank plc or HSBC as custodian of the Trust are replaced with JPMorgan Chase Bank, N.A. or JPMorgan, respectively, and the Prospectus is hereby amended as follows:

Under “GLOSSARY OF DEFINED TERMS”, the defined term “Allocated Account Agreement” and the definition set forth after such term is deleted in its entirety and replaced with the following:

“Allocated Account Agreement”—The agreement between the Trustee and the Custodian which establishes the Trust Allocated Account. The Allocated Account Agreement and the Unallocated Account Agreement are sometimes referred to together as the “Custody Agreements.”

Under “GLOSSARY OF DEFINED TERMS”, the defined terms “Custodian” and “HSBC” and the definition set forth after such terms are deleted in their entirety and replaced with the following:

“Custodian” or “JPMorgan”—JPMorgan Chase Bank, N.A., a national banking association and a market maker, clearer and approved weigher under the rules of the LBMA. JPMorgan is the custodian of the Trust’s silver.

Under “GLOSSARY OF DEFINED TERMS”, the defined term “Unallocated Account Agreement” and the definition set forth after such term is deleted in its entirety and replaced with the following:

“Unallocated Account Agreement”—The agreement between the Trustee and the Custodian which establishes the Trust Unallocated Account. The Allocated Account Agreement and the Unallocated Account Agreement are sometimes referred to together as the “Custody Agreements.”

Under “PROSPECTUS SUMMARY – Principal Offices”, the last sentence is deleted in its entirety and replaced with the following:

“The Custodian is located at 25 Bank Street, Canary Wharf, London, EC14 5JP, United Kingdom.”

Under “THE TRUSTEE – The Trustee’s Role”, the third paragraph is amended and restated in its entirety to read as follows:

Under the Custody Agreements, the Custodian allows the Sponsor and the Trustee, and their auditors, and shall procure that any subcustodian that it appoints allows, access to its premises during normal business hours to examine the Trust’s silver held there and such records as they may reasonably require to perform their respective duties to Shareholders. Any such access is subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and such audits are at the Trust’s expense and performed a minimum of two times per calendar year. With respect to the Trust Unallocated Account, additional visits to the Custodian’s premises in any calendar year shall require the consent of the Custodian, which consent may not be withheld unreasonably.

Under “THE CUSTODIAN”, the first paragraph is amended and restated in its entirety to read as follows:

JPMorgan Chase Bank, N.A. (“JPMorgan”) serves as the Custodian of the Trust’s silver. JPMorgan is a national banking association organized under the laws of the United States of America. JPMorgan is subject to supervision by the Federal Reserve Bank of New York and the Federal Deposit Insurance Corporation. JPMorgan’s London office is regulated by the FCA and located at 25 Bank Street, Canary Wharf, London, EC14 5JP, United Kingdom. While the UK operations of the Custodian are regulated by the FCA, the custodial services provided by the Custodian and any sub-custodian under the Custody Agreements, are presently not a regulated activity subject to the supervision and rules of the FCA.

Under “THE CUSTODIAN – Inspection of Silver”, the first and second paragraphs are amended and restated in their entirety to read as follows:

Under the Custody Agreements, the Custodian allows the Sponsor and the Trustee, and their auditors, and shall procure that any subcustodian that it appoints allows, access to its premises during normal business hours to examine the Trust’s silver held there and such records as they may reasonably require to perform their respective duties to Shareholders. Any such access is subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and such audits are at the Trust’s expense and performed a minimum of two times per calendar year. With respect to the Trust Unallocated Account, additional visits to the Custodian’s premises in any calendar year shall require the consent of the Custodian, which consent may not be withheld unreasonably.

Under “DESCRIPTION OF THE CUSTODY AGREEMENTS – Subcustodians”, the second paragraph is amended and restated in its entirety to read as follows:

The subcustodians selected and used by the Custodian as of the date of this Supplement are: Brinks Global Services, Via Mat International, Malca-Amit and Group 4 Security Limited. Under the Allocated Account Agreement, the Custodian will notify the Trustee if it selects any additional subcustodians or stops using any subcustodian it has previously selected.

Under “DESCRIPTION OF THE CUSTODY AGREEMENTS – Location and Segregation of Silver; Access”, the third paragraph is amended and restated in its entirety to read as follows:

Under the Custody Agreements, the Custodian allows the Sponsor and the Trustee, and their auditors, and shall procure that any subcustodian that it appoints allows, access to its premises during normal business hours to examine the Trust’s silver held there and such records as they may reasonably require to perform their respective duties to Shareholders. Any such access is subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and such audits are at the Trust’s expense and performed a minimum of two times per calendar year. With respect to the Trust Unallocated Account, additional visits to the Custodian’s premises in any calendar year shall require the consent of the Custodian, which consent may not be withheld unreasonably.

Under “DESCRIPTION OF THE CUSTODY AGREEMENTS - Termination”, the first paragraph is amended and restated in its entirety to read as follows:

The Custody Agreements have an initial term from March 29, 2019 to December 31, 2021 and will continue thereafter on the same terms until amended in writing or unless terminated by the parties. The Trustee and the Custodian may each terminate any Custody Agreement for any reason upon 90 business days’ prior notice. The Custody Agreements may also be terminated with immediate effect as follows: (1) by the Trustee, if the Custodian ceases to offer the services contemplated by either Custody Agreement to its clients or proposed to withdraw from the silver bullion business; (2) by the Trustee or the Custodian, if it becomes unlawful for the Custodian or the Trustee to be a party to either Custody Agreement or to provide or receive the services thereunder; (3) by the Custodian, if the Custodian determines in its reasonable view that the Trust is insolvent or faces impending insolvency, or by the Trustee, if the Trustee determines in its sole view that the Custodian is insolvent or faces impending insolvency; (4) by the Trustee, if the Trust is to be terminated; or (5) by the Trustee or the Custodian, if either of the Custody Agreements ceases to be in full force and effect.

The Prospectus remains unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.